Exhibit 99.6

Press release

The "UAE-France High-Level Business Council" meeting was held with the participation of over 50 entities to Strengthen economic and investment cooperation.

•	The 3rd meeting of the UAE-France High-Level Business Council was co-chaired by H.E. Dr. Sultan Al Jaber and Patrick Pouyanné on February 16, with the presence of H.E. Eric Lombard, French Minister of Economics and Finance, and H.E. Laurent Saint-Martin, French Minister of Foreign Trade.

•	Several partnerships were signed to explore collaboration across key sectors, including energy, renewable energy, infrastructure and artificial intelligence.

Paris, France - February 17, 2025 - The UAE-France High-Level Business Council held its third plenary meeting in Paris, co-chaired by H.E Dr. Sultan Al Jaber, UAE Minister of Industry and Advanced Technology, Managing Director and Group CEO of ADNOC and Patrick Pouyanné, Chairman and CEO of TotalEnergies. The meeting was attended by H.E Eric Lombard, French Minister of Economics and Finance and H.E Laurent Saint-Martin, French Minister of Foreign Trade, along with the participation of over 50 Emirati and French entities representing government, semi-government, and private sectors.

In his opening remarks, H.E Dr. Sultan Al Jaber conveyed the greetings of the UAE leadership, reaffirming the UAE’s long-standing bilateral relations with France spanning over 50 years and emphasized the commitment to continue strengthening the bilateral relations within the framework of a strategic partnership to achieve the shared aspirations of both nations for sustainable economic and social growth.

H.E Dr. Al Jaber emphasized that the meeting comes at a pivotal moment for both the UAE and France following the signing of the landmark ‘UAE-France Framework for Cooperation in Artificial Intelligence’ Agreement, witnessed by His Highness Sheikh Mohamed bin Zayed Al Nahyan, President of the United Arab Emirates and His Excellency, President Emmanuel Macron. This framework aims to enhance digital infrastructure and support the development of Artificial Intelligence (AI) technologies by establishing a 1-gigawatt AI complex, with investments ranging between €30 billion and €50 billion.

He emphasized also the important role of the Council in advancing bilateral economic ties and elevating them to new heights, stressing the importance of joint work to increase cooperation and achieve tangible results in strategic and priority sectors.

H.E Dr. Al Jaber shared the UAE experience in promoting investments that promoting sustainable economic development, citing examples of global specialized institutions and companies, such as MGX, the UAE’s world-leading AI investor, and XRG, the UAE’s newly established international energy investment company, intends to drive value through strategic investments across gas, chemicals, low-carbon fuels, clean technologies and energy infrastructure.

Mr. Eric Lombard praised the dynamism of the bilateral economic relationship between France and the United Arab Emirates which has led to ambitious joint projects, particularly in artificial intelligence and ecological transition, two strategic objectives shared by our countries. France's Minister of the Economy, Finance and Industrial Sovereignty welcomed the UAE's contribution of up to €50Bn for the development in France of Europe's largest AI campus, announced on the margins of the AI Summit, which demonstrates that the two countries are aware of the stakes involved in the AI revolution.

Mr. Pouyanné said he was delighted that the High Council, which he welcomed to Paris for its third plenary meeting, was continuing to foster economic cooperation between the two countries. This structure has gradually established itself as a key player in facilitating the concrete implementation of commercial partnerships between French and Emirati companies in key areas such as energy, transport, investment and artificial intelligence. At once a forum for reflection, dialogue and action, the High Council has proved to be highly useful for the development of Franco-Emirati economic relations, which we should see continue to strengthen.

The Council reviewed the achievements made through the working groups over the past year, including the activation of the AI and Advanced Technology Working Group and holding the first regional business development meeting, in Masdar City, Abu Dhabi, which aims to enhance cooperation in priority sectors and create joint initiatives among the Council's members and working groups. The meeting engaged over 30 companies from both countries to explore new projects and economically viable opportunities.

The Council also commended the diverse partnerships that exist between Emirati and French companies across various sector, including, energy, climate, transportation, logistics, investments, and AI. It called for doubling efforts to expand and create new cooperation and to strengthen partnerships across various sectors to enhance industrial integration and create a more resilient economic environment.

During the meeting, several joint strategic projects were showcased, including the inauguration of the CMA Terminals container terminal at Khalifa Port on December 12, 2024. This joint venture between Abu Dhabi Ports Group (30%) and France’s CMA CGM (70%) represents an investment worth of AED 3.1 billion. As part of this project, Abu Dhabi Ports Group also launched its first inland dry port facility in Al Fayah, designed as an extension of the CMA Terminals station. It is strategically located between Abu Dhabi and Dubai, connected by land to Khalifa Port and serves as an inland container warehouse, enhancing supply chain efficiencies and reducing transportation costs.

The Business Council also showcased the “TAQANA Energy Solutions” facility at the Industrial City of Abu Dhabi (ICAD), a partnership between the Arab Development Establishment and Schneider Electric.

The partnership is focused on developing advanced energy solutions to support industrial growth in the UAE.

During the meeting, several partnerships were signed between private sector companies from both countries, including:

1.	A partnership framework between Masdar, TotalEnergies, and 2PointZero to support clean energy in emerging markets and developing economies in Africa and Asia.

2.	A memorandum of cooperation between ADNOC and Veolia on optimizing water consumption, in areas such as water recycling, reducing water use, minimizing the carbon footprint, and developing action plans for water loss reduction in the short, medium, and long term.

3.	A partnership between Abu Dhabi Ports and the French company Pascal to develop AI-driven solutions, including integrating AI models, quantitative analysis, and advanced algorithm development.

The meeting concluded with participants affirming their commitment to accelerating the implementation of programs and initiatives and expanding cooperation in priority sectors for both countries. The council also adopted its roadmap for the next year, focusing on implementing agreed-upon projects, exploring more cooperation opportunities between the private sectors of both countries, and holding the second regional business development meeting on the sidelines of the 4th edition of the “Make it in the Emirates” forum from May 19-22, 2025, in Abu Dhabi.

Bilateral Trade between the UAE and France

It is worth noting that trade relations between the two countries have witnessed significant increase, with non-oil trade increasing by 21.3% in 2024, reaching approximately AED 44 billion, compared to AED 36.7 billion in 2023.

Additionally, the UAE hosts the largest number of French companies operating in the Middle East, with about 600 companies employing more than 30,000 employees. The UAE is France's second-largest investor in the GCC.

About The UAE-France High Level Business Council

The UAE-France High Level Business Council was launched in Paris on the Occasion of H.H. Sheikh Mohamed bin Zayed AL NAHYAN, President of the United Arab Emirates, state visit to France in July 2022, where President Sheikh Mohamed bin Zayed AL NAHYAN and French President Emmanuel MACRON witnessed and praised the launch of the UAE-France Business Council with a view to increasing further bilateral business opportunities for the benefit of both nations. The Council held its first meeting on 30th January 2023 in Abu Dhabi, which resulted in discussions on methane emissions reduction between TotalEnergies and ADNOC and the launch of a bilateral partnership to accelerate clean energy, focusing on the decarbonization of Hard-to-Abate (HTA) Industries.